EXHIBIT 99.1

Sono Group Announces $150 Million Committed Equity Facility

Committed Equity Facility Positions Sono Group to Raise Some of the External Funding Needed Until Start of Production

MUNICH, Germany, 13 June 2022 – Sono Group N.V. (hereafter referred to as “Sono Motors” or the “Company”) (NASDAQ: SEV), the company that aims to revolutionize the future of solar-powered transport, today announced it has entered into a common shares purchase agreement with Joh. Berenberg, Gossler & Co. KG (“Berenberg”).

The agreement governs a Committed Equity Facility that provides Sono Motors with the right, without obligation, to sell and issue up to $150 million of its ordinary shares over a period of 24 months to Berenberg at the sole discretion of Sono Motors, subject to certain limitations and conditions.

“This new source of funding provides us with the flexibility to raise additional equity funding when and if we choose to do so,” states Laurin Hahn, CEO and co-founder of Sono Motors.

This press release is for informational purposes only and it does not represent an offer to sell or the solicitation of an offer to buy any of the Company’s shares. There will be no sale of shares in any jurisdiction in which one would be unlawful.

ABOUT SONO MOTORS

Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Its disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

Sono Motors is developing the world’s first solar electric vehicle (SEV) for the masses, the Sion. Empowered by a strong community, Sono Motors has amassed more than 18,000 reservations with advance payments for the Sion. These vehicles will be produced through contract manufacturing.

Sono Motors’ proprietary solar technology has been engineered to enable integration and licensing for a wide range of vehicle architectures that go far beyond the Sion, such as buses, trailers, trucks, camper vans, trains, and boats.

PRESS CONTACT

Christian Scheckenbach | Mobile: +49(0)176 18050132
E-Mail: press@sonomotors.com | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project”, “target”, “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company’s intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.